                                                                    EXHIBIT 99.2





                              HUDBAY MINERALS INC.

                      Management Discussion and Analysis of
                  Results of Operations and Financial Condition

                 Fourth Quarter and Year Ended December 31, 2005
























MAY 11, 2006

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

UNLESS THE CONTEXT OTHERWISE SUGGESTS, REFERENCES TO "WE", "US", "OUR" AND SIMILAR TERMS, AS WELL AS REFERENCES TO "HUDBAY" OR THE "COMPANY", REFER TO HUDBAY MINERALS INC. AND ITS SUBSIDIARIES.

This Management's Discussion and Analysis ("MD&A") dated March 21, 2006 and should be read in conjunction with the Company's 2005 Annual Information Form ("AIF") and audited annual consolidated financial statements for the year ended December 31, 2005, and related notes thereto and auditors report thereon, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Additional information regarding the Company, is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise
            -------------
noted.

HudBay's results for the year ended December 31, 2005 are significantly different from its results for the year ended December 31, 2004 because of its acquisition of HBMS. Therefore, a comparison of the quarter ended December 31, 2005 and September 30, 2005 is included. A comparison of HBMS' results for the twelve month periods ended December 31, 2005 and 2004 is contained in Note 25 to the Company's audited consolidated financial statements for the year ended December 31, 2005.

OUR BUSINESS

On December 21, 2004, HudBay acquired indirectly all of the outstanding shares of Hudson Bay Mining and Smelting Co., Limited ("HBMS"). The Company is now an integrated mining and metals processing company that operates mines and concentrators in northern Manitoba and Saskatchewan, Canada, is re-opening a mine in New York State, and operates a copper and zinc metal production complex in Flin Flon, Manitoba, exercised an option to purchase a copper refinery in Michigan state, and a zinc oxide production facility in Brampton, Ontario.



                                                                         PAGE
                                                                         ----
Summarized Financial Results                                                2
Health, Safety, Environment and Product Quality                             3
Operations Overview                                                         4
Commodity Markets                                                          12
Sensitivity Analysis                                                       15
Mineral Reserves and Inferred Mineral Resources                            15
Financial Review                                                           16
Cash Cost per Pound of Zinc Sold                                           21
Operating Costs                                                            23
Cash Flows, Liquidity, and Capital Resources                               24
Financial Condition                                                        26
Risk Management                                                            27
Closure and Environmental Reclamation Provisions                           27
Contractual Obligations and Commitments                                    28
Critical Accounting Estimates                                              31
Disclosure Controls                                                        32
2006 Outlook                                                               32
Appendix - HBMS Production, Fourth Quarter Results                         36

SUMMARIZED FINANCIAL RESULTS

The following table sets out summary consolidated financial information for the Company as at and for the three-month periods ("quarters") ended December 31 and September 30, 2005 and December 31, 2004, as well as for the year ended December 31, 2005, and 2004.

                                                   QUARTER      QUARTER      QUARTER         YEAR         YEAR
                                                     ENDED        ENDED        ENDED        ENDED        ENDED
                                                   DEC 31,     SEPT 30,       DEC 31,     DEC 31,      DEC 31,
                                                      2005         2005    2004(1)(4)        2005   2004(1)(4)
                                                  ------------------------------------------------------------
                                                              ($000s except per share amounts)
Revenue                                            173,051      169,264       13,308      652,028       13,327
Earnings (loss)                                     43,941       23,405      (2,858)       85,218      (9,920)
Operating cash flow (2)                             57,154       21,814      (2,629)      144,862      (7,228)
Earnings (loss) per common share: (3)
    Basic                                            $0.52        $0.28      $(0.18)        $1.04      $(1.12)
    Diluted                                          $0.47        $0.28      $(0.18)        $1.01      $(1.12)
Operating cash flow per common share: (2)
    Basic                                            $0.68        $0.26      $(0.16)        $1.77      $(0.81)
    Diluted                                          $0.61        $0.26      $(0.16)        $1.71      $(0.81)


                                                   QUARTER      QUARTER      QUARTER         YEAR         YEAR
                                                     ENDED        ENDED        ENDED        ENDED        ENDED
                                                   DEC 31,     SEPT 30,      DEC 31,      DEC 31,      DEC 31,
TOTAL METAL PRODUCED                                  2005         2005         2004         2005         2004
                                                  ------------------------------------------------------------
    Zinc                          TONNES            30,520       25,775       28,348      114,687      110,219
    Copper                        TONNES            23,807       20,720       21,908       86,285       76,894
    Gold                         TROY OZ.           25,860       23,200       26,632      102,371       79,018
    Silver                       TROY OZ.          401,385      331,829      376,427    1,410,512    1,114,568




                                                      YEAR ENDED          YEAR ENDED
SELECTED FINANCIAL INFORMATION                      DEC 31, 2005     DEC 31, 2004(1)
                                                    --------------------------------
                                                                   ($000s)
    Cash and cash equivalents                            141,660              64,553
    Working capital                                      209,117             146,952
    Free cash flow (5)                                    73,938            (12,408)
    Net debt (6)                                          66,669             176,033
    Total assets                                         728,753             642,697
    Shareholders' equity                                 261,226             152,766


----------
(1)  Excludes results of HBMS prior to December 21, 2004.

(2) Operating cash flow is after changes in non-cash capital items. Operating cash flow per common share is considered a non-GAAP measure.

(3) As of March 20, 2006, there were 85,631,503 common shares of the Company issued and outstanding, as well as 1,074,190,157 warrants (pre-consolidated basis at 30 warrants exercisable for one common share) exercisable for an aggregate of 35,806,338 common shares and 992 additional warrants. In addition, options exercisable for an aggregate maximum of 3,106,856 common shares were outstanding.

(4) For 2004, the conversion of stock options and warrants in the calculation of fully diluted resulted in the same earnings per share as basic earnings per share.
(5)  Operating cash flows of $144,862 less capital expenditures of $70,924.
(6) Current and long term portion of long term debt, Province of Manitoba loan and capital leases ($181,428, $14,065 and $12,836 respectively less cash and cash equivalents of $141,660.

HEALTH, SAFETY, ENVIRONMENT AND PRODUCT QUALITY

Our HBMS facilities maintained their certification in the OHSAS 18001 occupational health and safety management system in 2005. HBMS' Lost Time Accident (LTA) frequency rate per 200,000 hours worked dropped from 0.88 in 2004 to 0.62 in 2005 the best performance in the 76 year history of HBMS. Injury severity also dropped from 37 per 200,000 hours worked in 2004 to 21 in 2005. All safety statistics include HBMS employees and HBMS contractors. Total accidents were reduced from 740 in 2004 to 691 in 2005.

HBMS' operations also maintain registration to the ISO 14001 environmental management system standard and the production and supply of its final products are registered to the ISO 9001 quality standard.

The St. Lawrence Zinc Company, LLC operations at Balmat, previously on care and maintenance since 2001, moved to operations re-commissioning during the fourth quarter of 2005. There were no LTAs at Balmat in 2005. The Balmat operations have commenced work on obtaining certification to both OHSAS 18001 and ISO 14001, with registration targeted for first quarter 2007.

A Sustainability Report is published annually that summarizes Environmental, Health and Safety performance for the Company.



                                   [GRAPHIC]

OPERATIONS OVERVIEW

In 2005, our operations consisted of four operating mines, two concentrators, a copper smelter, a zinc plant and a zinc oxide production division.

MINES AND CONCENTRATORS

777 MINE
                                   [GRAPHIC]

The 777 mine is located immediately adjacent to the Company's principal concentrator and metallurgical plant in Flin Flon, Manitoba. In 1999 HBMS commenced development of the 777 mine as part of the $435 million 777 Project and commercial production commenced in January 2004 at a capacity of 1.0 million tonnes, per annum. At January 2006 the mine production is expected to be approximately 1.35 million tonnes per annum.

Ore production at the 777 mine, for the quarter ended December 31, 2005, increased by 10% compared to the previous quarter, consistent with plans to ramp up production to 1.35 million tonnes per annum by January 1, 2006. Zinc grades improved considerably due to the ability to access higher grade ore. Operating costs in the last quarter increased substantially due to higher operating development and propane costs; however, year-to-year operating costs increased slightly due to increased consumable prices.

Overall on a year-to-year basis, ore production increased by 12% while zinc grades were similar in 2005 compared to 2004; however, copper grades reduced by 23% due to mining areas of lower copper as per the overall mine plan. Gold and silver grades mined in 2005 were similar to 2004.

A total of $25 million in capital expenditures is planned for 2006, compared to $28 million in expenditures for 2005. Production, grades and unit costs, for 2006, within normal fluctuations, expect to be similar to 2005.

                                         Year      Quarter       Quarter      Quarter       QUARTER         YEAR
                                        Ended        Ended         Ended        Ended         ENDED        ENDED
                                      Dec 31,      Mar 31,      June 30,      Sep 30,       DEC 31,      DEC 31,
                                         2004         2005          2005         2005          2005         2005
                                      --------------------------------------------------------------------------

Production           TONNES           975,895      243,248       263,078      279,258       308,099    1,093,683
Copper               %                   2.89         2.23          2.16         2.28          2.28         2.24
Zinc                 %                   4.50         3.75          4.54         4.34          5.10         4.47
Gold                 G/TONNE             2.26         1.88          2.29         2.18          2.06         2.09
Silver               G/TONNE            23.14        20.57         25.93        23.93         24.56        23.83
Operating costs      $/TONNE            37.14        42.20         36.07        32.33         40.46        37.60

TROUT LAKE MINE

                                   [GRAPHIC]

The Trout Lake mine is located approximately six kilometres from the Company's principal ore concentrator and metallurgical plant in Flin Flon. Commercial production commenced at the Trout Lake mine in 1982. The mine is accessed by a shaft and ramp both from surface and ore from the mine is truck hauled to the Flin Flon concentrator.

Ore production at the Trout Lake mine for the quarter ended December 31, 2005 increased by 2% compared to the previous quarter, copper grade improved and zinc grade decreased consistent with the mining plan. Gold and silver grades also reduced consistent with the mining plan. Operating costs increased in the fourth quarter due to a small increase in operating development due to increased long hole drilling requirements for production and use of propane for the last quarter for heating of mine ventilation.

In 2005, zinc grade improved while copper grade decreased slightly compared with 2004. Gold and silver grades were similar to the prior year. The production grades were consistent with the mine plan. Production tonnage in 2005 was less than 2004 due to the planned reduction in the mining areas available.

A total of $16 million in capital expenditures are planned for 2006 compared to $25 million in capital expenditures in 2005. Production, grades and unit costs, for 2006, within normal fluctuations, expect to be similar to 2005.

                                         Year      Quarter       Quarter      Quarter       QUARTER         YEAR
                                        Ended        Ended         Ended        Ended         ENDED        ENDED
                                      Dec 31,      Mar 31,      June 30,      Sep 30,       DEC 31,      DEC 31,
                                         2004         2005          2005         2005          2005         2005
                                      --------------------------------------------------------------------------
Production           TONNES           916,097      213,055       219,913      210,802       214,981      858,751
Copper               %                   1.46         1.28          1.19         1.29          1.79         1.39
Zinc                 %                   5.32         6.37          6.51         5.70          3.86         5.61
Gold                 G/TONNE             1.47         1.55          1.43         1.57          1.32         1.47
Silver               G/TONNE            13.58        15.96         14.46        14.63         13.35        14.61
Operating costs      $/TONNE            31.21        36.39         31.49        34.81         39.11        35.43

CHISEL NORTH - MINE

                                   [GRAPHIC]

The Chisel North mine is approximately 10 kilometres west of the Company's Snow Lake ore concentrator, which is approximately 215 kilometres from Flin Flon. Commercial production commenced at the mine in June 2000. The mine is accessed by ramp and ore from the mine is trucked to the Snow Lake concentrator and concentrate produced is trucked to the metallurgical zinc plant in Flin Flon.

Ore production at the mine for the quarter ended December 31, 2005 decreased by 7% compared to the previous quarter. Production decreased due to less ore being available from mining by long hole stoping. Zinc grade increased slightly consistent with the mine plan. Operating costs also increased slightly due to the usage of propane in winter months and lower production in the fourth quarter.

Ore production increased by 3%, for the year ended December 31, 2005 compared to the prior year, due to availability of production from long hole stopes. Zinc grade declined by 10% consistent with the mine plan. Ore unit costs for 2005 compared to 2004 improved by 8% due to greater availability of ore from long hole stopes.

A total of $6 million in capital expenditures are planned for 2006 compared to capital expenditures of $7 million in 2005. Production, grades and unit costs, for 2006, within normal fluctuations, expect to be similar to 2005.

                                            Year      Quarter      Quarter      Quarter      QUARTER        YEAR
                                           Ended        Ended        Ended        Ended        ENDED       ENDED
                                         Dec 31,      Mar 31,     June 30,      Sep 30,      DEC 31,     DEC 31,
                                            2004         2005         2005         2005         2005        2005
                                         ------------------------------------------------------------------------
Production             TONNES            327,853       86,545       82,100       87,090       80,996     336,731
Zinc  (1)              %                    9.99         9.64         9.08         8.31         8.97        9.00
Operating costs        $/TONNE             45.99        36.28        37.56        47.62        48.23       42.40

KONUTO LAKE MINE

                                   [GRAPHIC]

The Konuto Lake mine is located in Saskatchewan, approximately 24 kilometres from the Company's principal ore concentrator and metallurgical plant in Flin Flon. The Konuto Lake mine was discovered in 1994 and production began in 1999. The mine is accessed by ramp and ore is truck hauled over a dedicated road to the Flin Flon concentrator.

Production at the Konuto mine for the quarter ended December 31, 2005 decreased by 37% compared to the previous quarter. During the quarter, Konuto Lake Mine was closed, as planned, due to the depletion of mineral reserves. The ore grades during the quarter reflect the best grade available from the ore mined. Higher operating costs, in the quarter, are a reflection of lower tonnage mined at the end of the mine life.

Ore grade mined in 2005 was less than in 2004 due to lower grade ore being available to mine towards the end of the mine life. Capital expenditures were minimal however operating costs were higher year-on-year due to lower productivity and higher operating development to access areas necessary to be mined toward the end of the mine life.

The Konuto Lake mine was an excellent source of copper and to a lesser extent zinc, gold and silver for HudBay. The ore tonnage shortfall from the closure of this mine is expected to be substantially supplemented by the planned increase in ore production at the 777 mine in 2006. Konuto was an extremely successful operation with an excellent safety record.


                                           Year      Quarter      Quarter      Quarter      QUARTER         YEAR
                                          Ended        Ended        Ended        Ended        ENDED        ENDED
                                        Dec 31,      Mar 31,     June 30,      Sep 30,      DEC 31,      DEC 31,
                                           2004         2005         2005         2005         2005         2005
                                        ------------------------------------------------------------------------
Production           TONNES             327,231       87,062       89,986       82,895       52,522      312,465
Copper               %                     4.07         4.19         4.47         3.35         3.30         3.90
Zinc                 %                     2.08         1.39         1.66         2.07         2.36         1.81
Gold                 G/TONNE               1.92         1.73         1.84         1.33         1.73         1.65
Silver               G/TONNE               9.60         8.48         9.28         8.32        11.46         9.15
Operating costs      $/TONNE              33.12        40.32        34.81        31.94        39.80        36.42

FLIN FLON CONCENTRATOR

                                   [GRAPHIC]

The Flin Flon concentrator, produces zinc and copper concentrates from ore mined at the 777, Trout Lake and Konuto Lake mines. As part of the $435 million 777 Project, the capacity of the Flin Flon concentrator was increased to 2.18 million tonnes of ore per annum. The concentrator receives ore from each mine separately and blends the ore prior to grinding.

For the fourth quarter of 2005, the Flin Flon concentrator throughput decreased slightly, compared to the historically higher level in the prior quarter. Copper head grade improved 5% in the fourth quarter while zinc head grade decreased 3% principally as a result of changes in the Trout Lake mine ore grades. The lower zinc head grade and the higher copper head grade resulted in a decrease in zinc recovery. Gold and silver recoveries increased slightly. Unit cost of ore processing increased marginally in the fourth quarter as a result of higher maintenance and propane costs for heating requirements.

In 2005, processed ore increased by 5% while mine supplied copper head grade was 13% lower and zinc head grade was 1% higher than 2004. Gold recovery improved by 8% as a result of optimization work done on the circuit and zinc recovery improved by 4% due to circuit changes during the year. Operating costs improved slightly due to increased processed ore.

A total of $4 million in capital expenditures are planned for 2006 compared to capital expenditures of $2 million in 2005.

                                               Year     Quarter      Quarter      Quarter      QUARTER         YEAR
                                              Ended       Ended        Ended        Ended        ENDED        ENDED
                                            Dec 31,     Mar 31,     June 30,      Sep 30,      DEC 31,      DEC 31,
                                               2004        2005         2005         2005         2005         2005
                                            -----------------------------------------------------------------------
Ore processed                 TONNES      2,156,051     552,829      558,919      584,362      566,445    2,262,555
Copper ore                    %                2.46        2.10         2.10         2.13         2.23         2.14
Zinc ore                      %                4.50        4.52         4.85         4.44         4.32         4.53
Gold                          G/TONNE          1.89        1.71         1.87         1.85         1.75         1.78
Silver                        G/TONNE         17.31       16.95        18.42        18.19        19.01        18.14
Copper concentrate            TONNES        208,961      45,666       44,957       48,763       49,465      188,851
Concentrate grade             CU %            23.60       23.06        24.27        23.94        23.99        23.82
Zinc concentrate              TONNES        152,453      39,448       44,366       42,488       38,115      164,417
Zinc grade                    ZN %            50.42       50.34        52.10        51.40        52.15        51.51
Copper recov. to Cu conc      %                93.0        90.8         92.9         93.7         93.7         92.8
Gold recov. to Cu conc        %                69.6        77.3         78.3         71.8         72.5         74.9
Silver recov. to Cu conc      %                68.1        68.1         66.6         64.6         66.1         66.3
Zinc recovery to Zn conc      %                79.2        79.4         85.3         84.1         81.2         82.6
Operating costs               $/TONNE          8.29        8.21         7.68         7.88         7.95         7.93

SNOW LAKE CONCENTRATOR

                                   [GRAPHIC]

The Snow Lake concentrator is approximately 215 kilometres from the Flin Flon metallurgical plants. The facility processes only the Chisel North mine zinc ore and produces zinc concentrate that is trucked to Flin Flon for metallurgical treatment. The concentrator has an ore capacity of approximately 1.2 million tonnes per annum.

For the fourth quarter of 2005, the Snow Lake concentrator's processed ore decreased to match mine production from the Chisel North mine compared to the prior quarter. Zinc recovery increased marginally as a result of a higher zinc head grade from the mine. Unit cost per tonne of ore increased by approximately 25% in the fourth quarter of 2005 as compared to the third quarter, due to minor structural steel repairs of the concentrator building as well as higher costs of reagents.

 In 2005, processed ore increased by 1% consistent with ore supply from the Chisel North mine. Ore head grade was 10% lower while metal recovery to concentrate was similar. Operating unit ore processing costs were only 4% higher despite increases in steel, fuel and other commodities.

A total of $0.3 million in capital expenditures are planned for 2006 compared to an expenditure of $0.2 million in 2005.


                                           Year      Quarter      Quarter      Quarter      QUARTER         YEAR
                                          Ended        Ended        Ended        Ended        ENDED        ENDED
                                        Dec 31,      Mar 31,     June 30,      Sep 30,      DEC 31,      DEC 31,
                                           2004         2005         2005         2005         2005         2005
                                        ------------------------------------------------------------------------
Ore processed             TONNES        327,853       85,632       79,496       83,570       82,729      331,427
Zinc ore                  %                9.99         9.64         9.09         8.26         9.00         9.00
Zinc concentrate          TONNES         61,825       15,827       13,643       13,058       14,118       56,646
Concentrate grade         ZN %            51.52        50.91        51.68        51.25        51.21        51.25
Zn recovery to Zn conc    %                97.3         97.6         97.5         96.9         97.1         97.3
Operating costs (1)       $/TONNE         16.69        16.51        17.30        15.82        19.80        17.35


----------
(1) Operating costs include the cost of trucking concentrates to the Flin Flon metallurgical plant.

METALLURGICAL PLANTS

COPPER SMELTER

                                   [GRAPHIC]

The copper smelter treats copper concentrate and produces copper anodes, which are railed to the White Pine copper refinery, where they are electro-refined into market standard cathode copper.

Both domestic produced copper concentrate and purchased copper concentrate are treated at the smelter. Approximately 35% of the concentrate tonnage treated at the copper smelter was purchased concentrate during 2005. Our Company has long term contracts with both Highland Valley Copper mines and Montana Resources, Butte Mine for the purchase of adequate copper concentrate requirements.

The copper smelter facilities include off-loading of rail cars, concentrate storage sheds, roasters, a reverberatory furnace, three converter furnaces and two anode furnaces and an anode casting wheel together with gas handling systems, electrostatic precipitators and a stack.

Copper anode production for the fourth quarter of 2005 increased by 15% compared to the third quarter, resulting in a new quarterly record for smelter production. On a unit cost basis, operating costs were 5% lower in the fourth quarter of 2005 as compared to the third quarter.

Comparing 2005 with 2004 concentrate treated increased by 12% while copper produced also increased by 12%. Gold production, in copper increased 12% and silver by 26% reflecting the precious metal content in concentrate treated. Operating costs per pound of copper produced was the same as 2004 despite considerable carbon based fuel cost pressures.

The smelter plans to proceed with the previously announced 28 day temporary maintenance shutdown during the second quarter of 2006. The maintenance shutdown is primarily to rebuild the reverberatory furnace, which is used to smelt copper and is rebuilt regularly. Management of copper anode inventory between the copper smelter and the White Pine copper refinery will in part, mitigate the impact on annual sales. HBMS mines and concentrators will continue to operate.

A total of $10 million in capital expenditures are planned for 2006, compared to $2 million in 2005, mainly comprising expenditures related to the shutdown.

                                           Year      Quarter      Quarter      Quarter      QUARTER         YEAR
                                          Ended        Ended        Ended        Ended        ENDED        ENDED
                                        Dec 31,      Mar 31,     June 30,      Sep 30,      DEC 31,      DEC 31,
                                           2004         2005         2005         2005         2005         2005
                                        ------------------------------------------------------------------------
Domestic sourced     TONNES             185,352       48,352       53,038       49,780       55,172      206,342
Purchased sourced    TONNES              98,748       28,839       26,057       28,212       28,828      111,936
                                        ------------------------------------------------------------------------
Total                TONNES             284,100       77,191       79,095       77,992       84,000      318,278
Operating costs (1)  $/TONNE             147.28       139.52       141.93       153.48       154.87       147.59
Copper produced      TONNES              76,894       20,698       21,060       20,720       23,807       86,285
Gold                 TROY OZ.            79,020       25,774       27,540       23,200       25,860      102,374
Silver               TROY OZ.         1,114,570      338,295      338,998      331,829      401,385    1,410,507
Operating costs      (CENTS)/LB.CU         24.7         23.6         24.2         26.2         24.8         24.7

----------
(1) $1 tonne of concentrate treated.

ZINC PLANT

                                   [GRAPHIC]

The Flin Flon zinc plant facility utilizes leading edge technology and includes a two-stage pressure leach plant, oxygen plant, four steps of solution purification, a new electrolysis plant and a casting plant. An oxygen plant supplies oxygen to the pressure leach process. The facility produces special high grade zinc as the final product.

For the fourth quarter of 2005, operating costs in the zinc plant, on a unit cost of zinc metal produced basis, decreased by 6% compared to the third quarter as zinc production increased by approximately 4,700 tonnes (or 18%), the difference reflecting the lower production and maintenance activities that were carried out in the third quarter. In the fourth quarter, the zinc plant achieved a quarterly record for zinc cathode metal production.

In 2005, zinc concentrate treated increased by 2% and zinc produced increased by 4% resulting from higher concentrate zinc grade treated and improved metal recovery. Unit operating cost per pound of metal produced was similar to the prior year.

During the second quarter of 2006 and similar to 2005, a routine ten-day annual maintenance shutdown is planned for the oxygen plant, autoclave, thickener and cellhouse maintenance. No impact on annualized zinc metal production as a result of the maintenance shutdown is expected. HBMS' mines, concentrators and other process plants will continue to operate.

A total of $5 million in capital expenditures are planned for 2006, compared to $3 million in 2005.

                                           Year      Quarter      Quarter      Quarter      QUARTER         YEAR
                                          Ended        Ended        Ended        Ended        ENDED        ENDED
                                        Dec 31,      Mar 31,     June 30,      Sep 30,      DEC 31,      DEC 31,
                                           2004         2005         2005         2005         2005         2005
                                        ------------------------------------------------------------------------
Domestic             TONNES             219,561       58,809       58,105       51,339       59,856      228,109
Purchased            TONNES               3,488            -            -            -            -            -
                                       -------------------------------------------------------------------------
Total                TONNES             223,049       58,809       58,105       51,339       59,856      228,109
Operating costs (1)  $/TONNE             278.69       272.32       275.45       304.76       290.98       285.31
Zn produced          TONNES             110,219       29,204       29,188       25,775       30,520      114,687
Operating costs      (CENTS)/LB. ZN        25.6         24.9         24.9         27.5         25.9         25.7

----------
(1) Represents operating costs per tonne of zinc concentrate treated.

ZINC OXIDE FACILITY - ZOCHEM

                                   [GRAPHIC]

Zochem is the zinc oxide production facility of HBMS, located in Brampton, Ontario. Zochem is a stand-alone operation that off-takes between 32,000 tonnes and 41,000 tonnes of our Flin Flon zinc plant zinc metal production per annum.

In 2005, Zochem was the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market.

The Zochem facilities have a total capacity of 45,000 tonnes per annum of zinc oxide. In 2005, Zochem consumed approximately 35,000 tonnes of the zinc of which 31,760 tonnes was from HBMS, and sold 43,230 tonnes of zinc oxide.

A total of $2 million in capital expenditures is planned for 2006, compared to $0.3 million in 2005. The increased expenditure is related to productivity improvement by the installation auto palletizing machines to bag zinc oxide.

COMMODITY MARKETS

THE FOLLOWING MARKET ANALYSIS IS PROVIDED BY HUDBAY AND IS OBTAINED FROM VARIOUS INFORMATION SOURCES, WHICH REFLECTS THE VIEWS OF HUDBAY MANAGEMENT.

ZINC

Of the five products the Company produces, earnings are most sensitive to fluctuations in the price of zinc (see Sensitivity Analysis). In 2005, the LME price of zinc averaged US $0.63 a pound, increasing over the year to US $0.87 a pound at year end. In early 2006, zinc continued its upward trend and reached a high of $1.12.

Zinc inventories on the London Metal Exchange (LME) fell by 235,300 tonnes or almost 40% during the year as zinc consumption exceeded production capacity.

The tight supply of zinc in 2005 and early 2006 is evidenced by the increase in the associated premiums received for the direct sale of zinc metal.

              LME Zinc Cash Settlement Price Monthly Average
                     January 2004 to December 2005

                                   [GRAPHIC]

The outlook for zinc price remains positive with world zinc metal demand expected to continue to exceed supply.

COPPER

Global copper consumption was largely unchanged in 2005. The LME price of copper averaged US $1.67 a pound in 2005, increasing over the year to US $2.08 a pound at year end.

Copper inventories in warehouses increased by 32,000 tonnes in 2005, but remain below what may be considered a critical level throughout the world.

The higher price has allowed the re-start of mine production that was closed or cut back in prior years due to poor economics, and this added an estimated half million tonnes to supply in 2005. However, a capacity imbalance was created as this increased mine supply exceeded smelter capacity.


                LME Copper Cash Settlement Price Monthly Average
                         January 2004 to December 2005

                                   [GRAPHIC]

This capacity imbalance is expected to moderate in 2006 and combined with higher metal inventories could moderate copper prices in the near term.

GOLD

Gold prices averaged US $445 per ounce and followed an upward trend in 2005, closing the year at US $513 per ounce. In 2006, the trend has continued with gold reaching nearly US $572 per ounce in February 2006. The prospects for the gold price remain favourable, particularly in response to any global economic/political uncertainty and a resurgence in gold as an investment vehicle.

                       London Gold PM Fix Monthly Average
                         January 2004 to December 2005


                                   [GRAPHIC]

SILVER

In 2005, silver prices increased primarily due to increasing investment and industrial demand, along with higher world economic growth. As a result of higher silver prices in 2005, demand from jewelry and silverware fabrication decreased. Early in 2006, silver prices have exceeded US $10 an ounce and for the remainder of the year, we believe silver prices may remain at these higher levels.

                   London Silver Bullion Price Monthly Average
                         January 2004 to December 2005


                                   [GRAPHIC]

FOREIGN EXCHANGE

Since the revenue from our five products are substantially in US dollars, the Company is affected by the fluctuations in the Cdn/US dollar exchange rate. The Company's US debt, US denominated copper concentrate purchases and its US dollar put options partially mitigates the impact of the Cdn/US dollar fluctuations on the Company's earnings; however, a weaker US dollar would, overall, cause our earnings to decrease. The Canadian dollar has out-performed most major currencies in 2005, including the US dollar. We expect the Canadian dollar to remain strong in 2006.

ELECTRICITY, HEAVY FUEL OIL AND NATURAL GAS

Electricity costs per kWh, in the longer term, may increase. Prices of heavy fuel and natural gas are subject to price movements over shorter periods of time. In 2005, the Company consumed almost 1 billion kWh's of electricity with the zinc plant being the largest consumer of electricity in HudBay's operations. Additionally we consume almost 250,000 barrels of heavy fuel oil and almost 25 million litres of propane at our mines and plants, annually. Changes in the cost of these commodities affect our costs to produce our products. Consumption levels of these commodities in 2006 are expected to increase largely due to the re-opening of the Balmat mine as well as the purchase of the White Pine copper refinery in 2006.

INFLATIONARY COST PRESSURES

Similar to other mining companies, HudBay has experienced significant inflationary cost pressures with increasing prices of consumables such as steel, explosives and rubber products. We plan to continue focusing on procurement and continuous improvement initiatives to mitigate the impact of consumables, including controlling usage and extending the life of plant and equipment, where possible.

OTHER CAPITAL EXPENDITURES

In addition to the capital expenditures at the mines and plants described in the Operations Overview section and excluding the reopening of the Balmat mine, the Company plans to spend approximately $12 million in 2006 ($7 million of which relates to the expansion of the Flin Flon tailings impoundment system) compared to $3 million in 2005.

SENSITIVITY ANALYSIS

The following table shows the approximate impact of metal prices and exchange rates, using 2005 as a basis, on the Company's 2005 net income.

                                                                                           Would change our
                                                               Would change our 2005       2005 earnings per
                                                                   net income by:            share by: (1)
                                           A change of:           (Cdn $ million)            (Cdn $/share)
                                          --------------       ----------------------     ------------------
METAL PRICES
Zinc (lb.)                                  US   $0.10                  $29                      $0.35
Copper (lb.)                                US   $0.10                  $12                      $0.14
Gold (troy oz.)                             US  $10.00                  $ 1                      $0.01
Silver (troy oz.)                           US   $1.00                  $ 1                      $0.01

EXCHANGE RATES
US $1 to C $1                                C   $0.01                  $ 3                      $0.04

MINERAL RESERVES AND INFERRED MINERAL RESOURCES

Estimated January 1, 2006 mineral reserves at our 777, Trout Lake and Chisel North Mines in Northern Manitoba and our Balmat Mine project in New York State, in compliance with NI 43-101, was 21,357,000 tonnes at 1.8 g/t gold, 21.1 g/t silver, 2.0% copper and 5.3% zinc.

MINE                                TONNES    AU (G/T)       AG (G/T)        CU (%)         ZN (%)
----                                ------    --------       --------        ------         ------
777
Proven                           3,474,000       2.5           28.4            2.4           4.7
Probable                        12,261,000       2.1           25.7            2.5           4.4

TROUT LAKE
Proven                           1,433,000       1.0           11.1            1.4           4.7
Probable                         1,058,000       1.7           20.5            2.5           4.0

CHISEL NORTH
Proven                             661,000        -              -              -            8.9
Probable                           761,000        -              -              -            8.4

BALMAT
Proven                             686,000        -              -              -            10.6
Probable                         1,023,000        -              -              -            11.4

TOTAL PROVEN                     6,254,000       1.6           18.3            1.6           5.8
TOTAL PROBABLE                  15,103,000       1.8           22.3            2.2           5.0

TOTAL RESERVES                  21,357,000       1.8           21.1            2.0           5.3

----------
(1) Based on undiluted common shares outstanding of 84 million.

Separately, as of January 1, 2006, we estimated aggregate inferred mineral resources at our 777, Trout Lake and Chisel North Mines in Northern Manitoba and our Balmat Mine project in New York State at 4,940,000 tonnes at 1.2 g/t gold
19.1 g/t silver, 1.0% copper and 7.45% zinc.

The categorization of measured and indicated mineral resource is determined in a 12-step process, which includes determination of the integrity and validation of the data collected, including, confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using historical operating costs. Other factors such as depletion from production are applied as appropriate. Long term metal prices, including premiums used for economic viability of the 2006 mineral reserves, were US $400 oz. gold, US $6.00 oz. silver, US $0.91 lb. copper and US $0.52 lb. zinc.

Prior period mineral reserves are filed in the Canadian Securities Administrators SEDAR filing system in the Renewal Annual Information Form of HudBay Minerals Inc., March 29, 2005.

FINANCIAL REVIEW

The following table sets forth our selected consolidated financial information for each of the eight most recently completed quarters. Note that the results reflect the acquisition of HBMS as of December 21, 2004.

                                              2005                                       2004
                                  Q4         Q3         Q2         Q1         Q4        Q3         Q2         Q1
                           --------------------------------------------------------------------------------------
                                                   ($000s, except per share information)
                           --------------------------------------------------------------------------------------
Net Revenue                  173,051    169,264    158,188    151,525     13,308         6          7          6
Earnings (loss)               43,941     23,405      8,691      9,181    (2,891)   (3,282)    (2,083)    (1,664)
Per Common Share
    Basic                       0.52       0.28       0.11       0.12     (0.18)    (0.45)     (0.30)     (0.29)
    Diluted (1)                 0.47       0.28       0.11       0.12     (0.18)    (0.45)        n/a        n/a

With the exception of ten days in December 2004, HudBay had no production and was essentially a development stage enterprise. As such, discussion and analysis of 2005 compared to 2004 has been limited and, additionally, a comparison of results achieved in the third and fourth quarters of 2005 has been provided.



----------
(1) Based on the treasury method of calculating diluted shares outstanding.

REVENUE

                                   [GRAPHIC]

Revenues are affected by sales volumes, commodity prices and currency exchange rates. For 2005, total revenue was $652.0 million, resulting from the sale of 114,682 tonnes of zinc (which includes 31,760 tonnes to our Zochem division), 78,070 tonnes of copper, 95,511 ounces of gold and 1,321,784 ounces of silver.

Total sales revenue for the quarter ended December 31, 2005 was $173.0 million from sales of approximately 17,644 tonnes of copper, and 29,598 tonnes of zinc which included 9,226 tonnes to our Zochem facilities for use in the production of zinc oxide. In the fourth quarter of 2005, Zochem had sales of approximately 11,010 tonnes of zinc oxide. Revenues for the quarter also included sales of approximately 21,783 ounces of gold, and 358,434 ounces of silver. The Company's re-negotiated contract with CMM for conversion to an agency agreement from a sales agreement for sale of copper and precious metals resulted in lower sales volume of these products in the fourth quarter (refer to HudBay's Agency Arrangement section below).

Over the quarter, realized prices averaged US $2.04/lb. copper, US $0.79/lb. zinc, US $465/troy oz. gold, and US $7.66/troy oz. silver. The Canadian to US dollar exchange rate averaged Cdn $1.17 per US $1.00 for the quarter.


REALIZED METAL PRICES                                               AVERAGE
                                                        2005       PRICES (1)      2004 (2)
                                                     ---------------------------------------
Zinc (US $/lb.)                                         0.65           0.63            0.49
Copper (US $/lb.)                                       1.72           1.67            1.35
Gold (US $/troy oz.)                                     445            445             387
Silver (US $/troy oz.)                                  7.28           7.31            6.66

HUDBAY'S AGENCY ARRANGEMENT

Previous to this change, HudBay's operating subsidiary HBMS recognized 100% of its sales when its product was shipped from the Flin Flon operations and sold to its 50% owned metal sales joint venture, Considar Metal Marketing ("CMM").

In order to enhance the Company's credit capacity under its credit facility, by increasing account receivables and inventory, the Company re-negotiated its contractual relationship with CMM.

As at January 1, 2006, the Company changed its relationship with CMM from a sales to an agency arrangement, whereby copper and precious metal inventory are owned by the Company until sold to customers.

Under the agency contractual arrangement, HudBay will retain title to these metals until they are sold to third party customers. The associated one-time change in sales at HBMS's Flin Flon location to the third party customer arrangement is approximately 7 weeks. The approximate financial impact on this contractual change with CMM for copper and precious metals for the fourth quarter and year ended 2005 is shown in the following table.

PROFORMA IMPACT OF AGENCY ARRANGEMENT ON SELECTED ITEMS


                                           As Reported          Financial           Proforma          Proforma
                                                    Q4         Impact (2)                 Q4              2005
                                          --------------------------------------------------------------------
                                                  (000's except per share information and metal sold)
Sales                                         $170,000           $ 36,000           $206,000          $685,000
Operating Expenses                            $122,000           $ 27,000           $149,000          $506,000
Net Earnings                                  $ 44,000           $  9,000           $ 53,000          $ 94,000
EPS - Basic                                   $   0.52           $   0.10           $   0.62          $   1.15
EPS - Diluted                                 $   0.47           $   0.09           $   0.56          $   1.11
Accounts Receivable                           $ 45,000           $ 36,000           $ 81,000          $ 81,000
Inventories                                   $117,000           ($27,000)          $ 90,000          $ 90,000
Copper Tonnes Sold                              17,644              5,500             23,144            83,570
Gold Ounces Sold                                21,783              8,000             29,783           103,511

In the first half of 2006, the Company plans to convert the remaining products of zinc and zinc oxide to the same agency arrangement. The financial impact of a similar delay is estimated to be 3 to 4 weeks of revenue of $8 to $9 million and $7 to $8 million in costs resulting in lower earnings of $1 to $2 million.

Total revenue for the fourth quarter of 2005 remained similar to the third quarter, despite the impact of changes to the CMM agency arrangements as described above, primarily due to higher metal prices.

EXPENSES

OPERATING EXPENSES

Total operating expenses in 2005 were $480.5 million. Operating expenses in the fourth quarter of 2005, of $123.3 million, decreased by approximately 3% compared to the third quarter of $125.4 million. This decrease primarily related to lower sales volumes from the relationship change with the Company's joint venture marketing company offset by increased profit sharing expenses (10% of net profit distributed among eligible employees) of $2.0 million due to higher profits, an increase in concentrate purchase costs of $7.4 million, primarily due to increases in metal prices, and other cost increases of $5.5 million in operations and mining, offset partly by increased production. For the quarter ended December 31, 2005, operating costs in the mines and concentrators increased by approximately 13% related to increased operation development and the zinc plant and copper smelter increased by approximately 10% compared to the previous quarter, due partly to record quarterly production for copper anode and zinc cathode. This increase resulted from additional maintenance costs and higher


----------
(2) Except for EPS, dollar figures have been rounded to the nearest thousands.

costs of consumables (steel, heavy fuel oil, grinding media, etc.)

GENERAL AND ADMINISTRATION

Total general and administrative ("G&A") expenses for 2005 were $19.6 million. G&A expense for the quarter ended December 31, 2005 was $8.2 million compared to $3.1 million for the quarter ended September 30, 2005. Costs for the fourth quarter of 2005 were higher as total G&A expenses included consulting costs for the fair valuation of the acquisition of HBMS of approximately $0.9 million, , stock based compensation of $2.7 million, and additional legal and audit fees associated with both recent compliance requirements and the fair valuation of HBMS in the amount of approximately $0.5 million.

EXPLORATION EXPENSES

The previously announced program of exploration on the Company's lands in Manitoba and Saskatchewan continued during the quarter. The program provides for $10 million of planned exploration in the Flin Flon greenstone belt during 2005 and the first quarter of 2006, of which approximately $5.9 million has been spent as of December 31, 2005. For the year ended December 31, 2005, exploration expenditures of $11.3 million as shown on the income statement include $5.9 million relating to flow-through activity, $4.1 million for Balmat feasibility costs (including exploration), and $1.3 million of other costs (primarily non flow-through related expenses).

FOREIGN EXCHANGE LOSS

In 2005, the Company incurred a foreign exchange loss of $2.3 million (including amortization of deferred option premiums). This relates primarily to the change in the value of the Company's cash balance which is held largely in US $ deposits, and was converted to Canadian dollars at a year-end exchange rate of Cdn $1.16 per US $1.00, compared to higher rates earlier in the year. For the quarter ended December 31, 2005, there was a slight overall movement in foreign exchange rates resulting in a small loss.

OPERATING EARNINGS

For the quarter ended December 31, 2005, operating earnings were $25.5 million compared to $19.1 million for the three months ended September 30, 2005. The favourable variance of $6.4 million is attributable to higher metal prices and a receipt of business interruption insurance of $2.0 million from a prior claim, more than offset by the cost associated with the Company's relationship change with CMM of $9 million and increased costs for concentrates and operating expenses.

FOREIGN EXCHANGE - LONG TERM DEBT

For the year, the Company recorded a foreign exchange gain on long-term debt of $6.8 million on the dollar movements related to the US dollar denominated debt. For the quarter ended December 31, 2005, the Company recorded a minor foreign exchange loss on long-term debt compared to a gain of $11.0 million in the previous quarter. This gain was a result of the change in US $ denominated debt as valued at month end exchange rates.

GAIN ON DERIVATIVE INSTRUMENTS

In the quarter ended December 31, 2005, the Company recorded a $3.2 million gain on derivative instruments compared to a $1.5 million gain for the quarter ended September 30, 2005. The derivatives are forward contracts of zinc and to a lesser extent zinc oxide, placed in conjunction with CMM fixed price sales contracts to convert the fixed price zinc sales contract to floating prices.

TAX RECOVERY

For the year, the Company recorded a recovery of taxes of $10.8 million, primarily related to the increase in the tax asset. The tax asset has been adjusted to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. Since HBMS had many years of tax losses, the tax asset has been based on only one future year of earnings. One year is considered appropriate due to the uncertainties of future metal prices, exchange rates and the magnitude of prior losses, but will continue to be reviewed as circumstances change.

As a result of this adjustment being made in the quarter ended December 31, 2005, the Company recorded a non-cash tax recovery of $20.0 million compared to an expense of $3.8 million in the quarter ended September 30, 2005. The Company has sufficient tax pools to shelter income and does not anticipate significant cash income taxes in the foreseeable future.

QUARTER ENDED DECEMBER 31, 2005 COMPARED TO QUARTER ENDED SEPTEMBER 30, 2005

For the quarter ended December 31, 2005, net earnings were $43.9 million compared to $23.4 million for the three months ended September 30, 2005. The net $20.5 million variance is summarized broadly as follows: decreased sales volumes due to change in agency arrangements offset by increased metal sales prices, increase in derivative gains of $1.7 million, and a settlement of a business interruption claim from prior years of $2.0 million; a reduction in foreign exchange losses on operating of $2.7 million and a reduction in foreign exchange gains on long-term debt of $11.0 million; an increase to the tax asset of $13.3 million and a reduction to previously recorded tax expense of $6.7 million (as compared to a tax expense of $3.8 million in the third quarter); and cost increases for G&A of $2.5 million, increases to the profit sharing expenses of $2.0 million due to higher profits, increases in concentrate purchase costs of $7.4 million primarily due to increases in metal prices, and other cost increases of $5.5 million in the operating areas primarily related to production volume and amount of mine operating development.

The following shows the variances from third quarter to fourth quarter net earnings:

                                                            ($ millions)
                                                            ------------
Earnings - Third Quarter                                          $23.4
CMM Agency contractual change with CMM                             (9.0)
Increase in revenue                                                31.4
Foreign exchange                                                   (8.3)
Tax recovery                                                       23.8
General and administrative expenses                                (2.5)
Other                                                             (14.9)
Earnings - Fourth Quarter                                         $43.9

QUARTER ENDED DECEMBER 31, 2005 COMPARED TO QUARTER ENDED DECEMBER 31, 2004

Net income for the quarter ended December 31, 2005 was $43.9 million compared with a loss of $2.9 million for the quarter ended December 31, 2004.

Total sales revenue for the quarter ended December 31, 2005 was $169.7 million from sales of metals produced. The Company had minimal metal sales in the fourth quarter of 2004 resulting from the acquisition of HBMS on December 21, 2004.

Operating costs for the quarter ended December 31, 2005 increased to $121.9 million from $11.5 million for the quarter ended December 31, 2004. Costs in the fourth quarter of 2004 primarily related to care and maintenance costs of the Balmat mine and the Gays River mine property, together with 10 days operations of HBMS.

CASH COST PER POUND OF ZINC SOLD

HudBay's cash cost of zinc sold, net of by-product credits, 2005 was US $0.16 per pound. The Company had minimal metal sales in 2004 with the acquisition of HBMS on December 21, 2004.

NON-GAAP RECONCILIATION OF CASH COST PER POUND OF ZINC SOLD, NET OF BY-PRODUCT CREDITS

                                                                                              QUARTER                      YEAR
                                                                                                ENDED                     ENDED
                                                                                              DEC 31,                   DEC 31,
                                         Quarter     Quarter        Quarter      QUARTER         2005         YEAR         2005
                                           Ended       Ended          Ended        ENDED   (EXCLUDING        ENDED   (EXCLUDING
                                       March 31,    June 30,       Sept 30,      DEC 31,   CMM CHANGE      DEC 31,   CMM CHANGE
                                            2005        2005           2005         2005   TO AGENCY)         2005   TO AGENCY)
                                     ------------ ------------ ------------- ------------ ------------ ------------ ------------
                                          ($000)       ($000)        ($000)       ($000)       ($000)       ($000)       ($000)

Expenses                              C$135,049    C$136,726     C$150,140     C$147,554    C$174,554    C$569,469    C$596,469
Non-cash operating costs
    Depreciation and amortization       (12,724)     (13,228)      (13,618)      (13,530)     (13,530)     (53,100)     (53,100)
    Stock-based compensation                  0       (1,354)         (591)         (729)        (729)      (2,674)      (2,674)
    Accretion and other non-cash           (652)        (649)         (655)         (656)        (656)      (2,612)      (2,612)
    Exploration                            (569)      (3,216)       (3,930)       (3,566)      (3,566)     (11,281)     (11,281)
    Foreign exchange gain (loss)            250          424        (2,850)         (162)        (162)      (2,338)      (2,338)
                                       --------     --------      --------      --------     --------     --------     --------
                                        121,354      118,703       128,496       128,911      155,911      497,464      524,464
Less:  By-product credits(1)           (106,263)    (111,408)     (120,812)     (111,615)    (147,615)    (450,097)    (486,097)
                                       --------     --------      --------      --------     --------     --------     --------
Cash cost net of by-products           C$15,091      C$7,295       C$7,684      C$17,296      C$8,296     C$47,367     C$38,367
Exchange rate (C$/US$)(2)                 1.227        1.244         1.200         1.176        1.176        1.211        1.211
                                       --------     --------      --------      --------     --------     --------     --------
Cash cost net of by-products         US $12,299    US $5,864     US $6,403    US $14,707    US $7,054   US $39,114   US $31,682
Zinc sales  (000 lbs)                    59,739       62,754        65,015        65,252       65,252      252,760      252,760

Cash cost per pound of zinc,
net of by-product credits              US $0.21     US $0.09      US $0.10      US $0.23     US $0.11     US $0.16     US $0.13
                                       ========     ========      ========      ========     ========     ========     ========

----------
(1) By-product credits include revenues from sale of copper, gold, silver, the premium on zinc oxide sales and the Company's proportionate share of by-product sales by its marketing joint venture.

(2)  Weighted average exchange rate for sales during the period.

     CASH COST PER POUND OF ZINC, NET OF BY-PRODUCT CREDITS, IS FURNISHED TO PROVIDE ADDITIONAL INFORMATION AND IS A NON-GAAP MEASURE THAT DOES NOT HAVE A STANDARDIZED MEANING AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILAR MEASURES PRESENTED BY OTHER ISSUERS. THIS MEASURE SHOULD NOT BE CONSIDERED IN ISOLATION AS A SUBSTITUTE FOR MEASURES OF PERFORMANCE PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT NECESSARILY INDICATIVE OF OPERATING EXPENSES AS DETERMINED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THIS MEASURE IS INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE CASH GENERATING CAPABILITIES OF HBMS' OPERATIONS. HBMS USES THIS INFORMATION FOR THE SAME PURPOSE. MINING OPERATIONS ARE CAPITAL INTENSIVE. THIS MEASURE EXCLUDES CAPITAL EXPENDITURES. CAPITAL EXPENDITURES ARE DISCUSSED THROUGHOUT THE MD&A AND THE CONSOLIDATED FINANCIAL STATEMENTS.

     ALL PER POUND VALUE IN THE FOLLOWING SECTION ARE ROUNDED TO THE CLOSEST
     CENT.

The table on the previous page shows a US $0.13 per pound net increase in the cash cost per pound of zinc for the quarter ended December 31, 2005 compared to the quarter ended September 30, 2005. For comparative purposes, the information for the quarter has been adjusted for the impact of the CMM agency change, which would result in only a US $0.01 per pound increase from the prior quarter. The US $0.13 increase per pound of zinc is comprised of unfavourable variances of approximately US $0.31, and a benefit of US $0.18 from by-product credits and changes in volumes and inventories.

Unfavourable variances include approximately US $0.11 increase in copper concentrate purchases, a US $0.10 increase in mining and processing costs, a US $0.03 increase in general and administrative, a US $0.02 exchange impact on Canadian dollar costs, and an increase of approximately US $0.05 for profit sharing expenses due to the higher earnings. Increased mining and processing costs have been influenced by higher cost of consumables such as heavy fuel oil, grinding media, and steel products.

The calculation of cash cost per pound of zinc is strongly influenced by by-product metal prices, which may fluctuate going forward.

OPERATING COSTS

                                                  QUARTER      QUARTER      QUARTER      QUARTER        YEAR
                                                   Ended        Ended        Ended        Ended        Ended
                                                  Mar 31,      June 30,     Sept 30,     Dec 31,      Dec 31,
                                                    2005         2005         2005         2005         2005
                                                  -----------------------------------------------------------
MINES
      777                             $/TONNE      42.20        36.07        32.33        40.46        37.60
      Trout Lake                      $/TONNE      36.39        31.49        34.81        39.11        35.43
      Chisel North                    $/TONNE      36.28        37.56        47.62        48.23        42.40
      Konuto                          $/TONNE      40.32        34.81        31.94        39.80        36.42
                                                  -----------------------------------------------------------

      Total mines                     $/TONNE      39.16        34.55        35.09        40.92        37.36

CONCENTRATORS
      Flin Flon                       $/TONNE       8.21         7.68         7.88         7.95         7.93
      Snow Lake                       $/TONNE      16.51        17.30        15.82        19.80        17.35

METALLURGICAL PLANTS
      Copper Smelter                  $/LB CU       0.24         0.24         0.26         0.25         0.25
      Zinc Plant                      $/LB ZN       0.25         0.25         0.28         0.26         0.26

NON-GAAP RECONCILIATION OF OPERATING EXPENSES ($000):
Mines:
      777                              C$000       10,136      9,488          9,029       12,466       41,119
      Trout Lake                                    7,754      6,926          7,338        8,407       30,425
      Chisel North                                  3,141      3,084          4,147        3,906       14,278
      Konuto                                        3,510      3,132          2,648        2,090       11,380
Concentrators:
      Flin Flon                                     4,538      4,290          4,605        4,501       17,934
      Snow Lake                                     1,414      1,375          1,322        1,638        5,749
Metallurgical Plants:
      Copper Smelter                               10,770     11,226       11,970         13,009       46,975
      Zinc Plant                                   16,015     16,005         15,646       17,416       65,082
Other:
      Purchased Concentrate Treated                34,555     32,747       43,606         50,998      161,906
      Anode Freight & Refining                      6,313      5,931        5,713          4,936       22,893
      Services & Administration                     6,059      6,186        7,024          7,084       26,353
      Care & Maintenance                              820      1,122          878            620        3,440
      Zochem (excluding zinc                        4,131      4,279        3,081          2,396       13,887
      purchases from HBMS)
      Other (1)                                     8,557      8,319        8,359         (6,138)      19,097
                                                  -----------------------------------------------------------

Total Operating Expenses, per financials          117,713    114,110        125,366      123,329      480,518
                                                  -----------------------------------------------------------
                                                  -----------------------------------------------------------

----------
(1) Includes profit sharing, changes in domestic inventory, share of CMM and miscellaneous provisions.

CASH FLOWS, LIQUIDITY, AND CAPITAL RESOURCES

The following table summarizes our cash flows for the three and twelve-month periods ended December 31, 2005, and 2004.

                                                QUARTER       QUARTER      QUARTER         YEAR           YEAR
                                                  ENDED         ENDED        ENDED        ENDED          ENDED
                                                DEC 31,      SEPT 30,      DEC 31,      DEC 31,        DEC 31,
OPERATING ACTIVITIES                               2005          2005     2004 (1)         2005       2004 (1)
                                               ----------------------------------------------------------------
                                                              ($000's except per share amounts)
Earnings (loss) for the period                   43,941        23,405      (2,858)       85,218        (9,920)
Items not affecting cash                        (10,739)        9,758        (729)       37,953           705
Net change in non-cash items                     23,952       (11,349)        959        21,691         1,987
Cash generated by (required for)
    operating activities                         57,154        21,814      (2,628)      144,862        (7,228)
Cash generated by (required for)
    investing activities                        (19,478)      (15,341)     346,855      (57,430)      (274,084)
Cash generated by (required for) financing
    activities                                  (22,736)          201     (281,937)      (7,368)       344,440
Foreign exchange gain (loss) on cash held
    in foreign currency                             840        (4,761)        (689)      (2,957)          (689)

Increase in cash and cash equivalents            15,780         1,913       61,601       77,107         62,439

----------
(1)  Excludes results of HBMS prior to December 21, 2004.


With the exception of ten days in December 2004, HudBay had no production and was essentially a development stage enterprise. As such, discussion and analysis of 2005 compared to 2004 has been limited and, additionally, a comparison of results achieved in the third and fourth quarters of 2005 has been provided.

QUARTER ENDED DECEMBER 31, 2005 COMPARED TO QUARTER ENDED SEPTEMBER 30, 2005

As of December 31, 2005, HudBay had cash and cash equivalents of $141.7 million compared to $125.9 million as at September 30, 2005. As at December 31, 2005, there were outstanding letters of credit in the amount of $35.2 million unchanged from September 30, 2005.

Cash flow from operating activities totaled $57.2 million for the quarter ended December 31, 2005 compared to $21.8 million for the quarter ended September 30, 2005. During the third quarter additional cash outlays were made of approximately $11.5 million for interest, $10.9 million due to timing of purchase concentrates, and $4.6 for insurance premiums which were not incurred in the last quarter. The remaining difference of $3.9 million was a result of normal working capital fluctuations.

In the fourth quarter of 2005, a net total of $19.5 million was required for investing activities, which related largely to capitalized mine development and other sustaining capital expenditures at HBMS. Also, Balmat capital expenditures started in November 2005 and approximately $1.9 million was spent in the fourth quarter. This compares to $15.3 million required for investment in development and other sustaining capital in the third quarter of 2005. As planned, the third quarter decrease in investing activities partially related to equipment purchases rescheduled into the fourth quarter. Financing activities in the fourth quarter of 2005 resulted in cash outlays of $21.3 million which included a US $19.0 million repurchase of debt at a premium of $1.5 million, a $0.9 million repayment under capital lease obligations, offset by approximately $1.6 million proceeds from the exercise of warrants. Financing activities in the third quarter of 2005 generated $0.2 million, which included approximately $1.1 million proceeds from the exercise of warrants, and a $0.9 million repayment under capital lease obligations.

As at December 31, 2005, HudBay had long-term financial debt (excluding the current portion) of $200.5 million compared to $223.4 as at September 30, 2005. The change in the amount outstanding arises from a change in the quarter-end exchange rate used to convert US $ denominated debt, and the repurchase of debt described above, and repayments of capital leases. The Company will continue to consider, from time to time, reducing debt further.

Net cash flow for the quarter ended December 31, 2005 was $15.8 million compared to $1.9 million for the quarter ended September 30, 2005. Aside from the repurchase of debt of $22 million, and an increase in capital expenditures of approximately $6.0 million as indicated above, working capital changes were primarily the reason for the changes from quarter to quarter. The third quarter included significant cash expenditures as described above. Other changes were in the normal course of working capital variances.

New cash requirements for the near term include approximately US $15 million (US $13 million plus US $2 million of adjustments), incurred in early 2006, for the purchase of the White Pine Refinery, and an estimated 2006 expenditure of US $19 million for the Balmat mine.

QUARTER ENDED DECEMBER 31, 2005 COMPARED TO QUARTER ENDED DECEMBER 31, 2004

As of December 31, 2005, HudBay had cash and cash equivalents of $141.7 million compared to $64.6 million as at December 31, 2004. As at December 31, 2005, there were outstanding letters of credit in the amount of $35.2 million, while there were $22.8 million of outstanding letters of credit in 2004.

Cash flow from operations totaled $57.1 million for the quarter ended December 31, 2005.

This relates primarily to HBMS operations, and compares with $2.6 million cash required for operating activities in the same period in 2004 when the Company incurred a loss of $2.9 million primarily in relation to management fees, mine care and maintenance activities and debenture interest expense, along with only 10 days operations of HBMS.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Cash flow from operations totaled $144.9 million for the year ended December 31, 2005. This relates primarily to HBMS operations, which contributed $153.3 million, and compares with $7.2 million cash required for operating activities in the same period in 2004 when the Company incurred a loss of $9.9 million primarily in relation to management fees, mine care and maintenance activities and debenture interest expense.

FINANCIAL CONDITION

FINANCIAL CONDITION AT DECEMBER 31, 2005 COMPARED TO FINANCIAL CONDITION AS AT DECEMBER 31, 2004

Cash and cash equivalents at December 31, 2005 increased to $77.1 million compared to December 31, 2004.

Working capital improved by $61.8 million, reflecting the improved cash position net of $13.0 million of restricted cash and routine fluctuations in other working capital items.

Common share capital increased by $23.5 million, which included $12.9 million from exercise of warrants, $1.1 million from exercise of options and $10.0 million from flow-through shares net of $0.6 million share issue costs.

Restricted cash decreased by $13 million as funds placed in trust for the Provinces of Manitoba and Saskatchewan as financial assurance for the Company's asset retirement obligations were replaced with letters of credit As at December 31, 2005, there were outstanding letters of credit in the amount of $35.2 million unchanged from September 30, 2005.

HudBay's contractual obligations at December 31, 2005 are materially unchanged from December 31, 2004 except that, for the mutual benefit of both parties, the agreement to purchase from Compania Minera Dona Ines de Collahuasi was terminated effective June 30, 2005. Pursuant to the agreement, the Company purchased 40,000 dmt of copper concentrate per year. The termination of the agreement, which would otherwise have expired in 2008, is not expected to impact the Company's ability to obtain copper concentrate for its Flin Flon copper smelter.

The Company entered into a long-term agreement for the purchase of 10% of another mine's concentrate, or approximately 13,000 dry metric tonnes in 2006, and 20% of annual production or approximately 26,000 dry metric tonnes each year thereafter. The term of this agreement is from 2006 to 2015 and is subject to certain termination rights effective after December 31, 2008.

The Company committed to acquire 100% ownership of White Pine Copper Refinery Inc., through HBMS, by exercising an option held by its joint venture marketing Company Considar Metal Marketing Inc. (CMM) effective January 1, 2006.

Pursuant to a previous commitment to exchange HBMS' outstanding 9 5/8% Senior Secured Notes due January 15, 2012 (issued on December 21, 2004 in a private placement), a prospectus was filed in Ontario and a registration statement on Form F-10 (for which that prospectus formed a part) was filed with the SEC in August 2005. The Form F-10 registration statement registered the exchange of HBMS's outstanding notes for 9 5/8% Senior Secured Exchange Notes due January 15, 2012 under the United States Securities Act of 1933, as amended (the "Securities Act of 1933"). The terms of the exchange notes are identical in all material respects to those of the previously outstanding notes, except that the exchange notes are not subject to the same transfer restrictions. The exchange offer was both commenced and completed during the quarter ended September 30, 2005. 100% of the notes were exchanged.

The Company has received a commitment from the Bank of Nova Scotia to establish a revolving credit facility in the total amount of C$ 25 million. In addition, the bank may consent to increasing the credit facility to C $50 million if HBMS satisfies certain conditions. The facility closed in February 2006.

The Collective Bargaining Agreements (CBA's) with the unionized HBMS' Flin Flon/Snow Lake workforce expired on December 31, 2005 and negotiations are underway. In 1998, and in support of the $435 million 777 Project, HBMS entered into a Amending Agreement in respect of certain of its collective bargaining agreements. The amending agreement prohibits strikes and lockouts through 2012 and provides for binding arbitration in the event that negotiated CBA settlements are not achieved.

RISK MANAGEMENT

The Company uses forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At December 31, 2005 the Company held US dollar put options giving it the right, but not the obligation, to sell up to US $56.9 million in equal quarterly amounts at $1.20482 per US dollar, from January 2006 and continuing to January 2009.

From time to time the Company maintains price protection programs and conducts commodity price risk management to reduce risk through the use of financial instruments. The Company manages risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts. These contracts effectively offset the Company's forward sales price commitments. In the current environment of strong base metal market prices, the Company has benefited from full exposure to metal price movements, but may consider implementing protection to limit the effects of future price changes.

CLOSURE AND ENVIRONMENTAL RECLAMATION PROVISIONS

HBMS has completed an evaluation of the closure and reclamation plans for its Manitoba and Saskatchewan operations and a review of other potential environmental costs to a feasibility level of accuracy. The closure plans have been updated and completed to the feasibility level of accuracy by major Canadian environmental engineering firms.

Based on the results of the evaluations to date, HudBay is satisfied that current financial statement provisions for closure and environmental reclamation obligations in Manitoba, Saskatchewan and elsewhere, are adequate and appropriate. The HudBay financial statement provision for closure and environmental reclamation has been adjusted to reflect the estimates of $55.1 million, which has been recorded as a net present value of $29.2 million. These provisions may be modified based on the review process currently being done by the governments of Manitoba and Saskatchewan.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

CONTRACTUAL OBLIGATIONS

The following table summarizes, as at December 31, 2005, certain of our contractual obligations for the period specified.

                                                                            PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS                                         LESS THAN            1-3         3-5        AFTER
(AS AT DECEMBER 31, 2005)                              TOTAL       1 YEAR          YEARS       YEARS      5 YEARS
                                                ------------------------------------------------------------------
                                                                               ($000)
Interest on long-term debt obligations             113,503         17,462        34,924      34,924        26,193
Long-term debt obligations                         195,493          4,000        11,500           -       179,993
Capital lease obligations                           12,836          4,436         8,400           -             -
Operating lease obligations                          3,939          2,515         1,282         142             -
Purchase obligations                                11,700         11,700             -           -             -
Pension and other employee future benefits
  obligations                                       20,386         20,386             -           -             -
Asset retirement                                    55,059            462         1,833       2,400        50,364
                                                   -------         ------        ------      ------       -------
Total                                              412,916         60,961        57,939      37,466       256,550

COMMITMENTS

(a)  Buy-sell commitments:

     The Company has a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery of 72,000 tonnes annually from 2006 to 2008.

     The Company also has a long-term agreement for the purchase of 10% or approximately 13,000 dry metric tonnes in 2006, and 20% of annual production or approximately 26,000 dry metric tonnes each year thereafter. The term of this agreement is from 2006 to 2015 and is subject to certain termination rights effective after December 31, 2008.

     Payment for purchased concentrates is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If the Company cannot process the deemed tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

     The Company relies partly on processing purchased concentrates to achieve a portion of profits. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

(b)  Other commitments and agreements:

     (i) On January 1, 2006 the Company entered into an agency agreement with CMM for the Company's copper and precious metals products. As a result of this agreement, the Company retains title to the copper and precious metals until they are ultimately sold to the customers. In order to facilitate this agreement, the Company, in effect, on December 31, 2005 acquired the inventory of CMM. This purchase resulted in a reversal of the originating sales transactions associated with these products. Therefore the net result was the removal of any associated profit margin and inclusion of the associated inventories in the financial statements of the Company.

     (ii) On the majority of the 777 mine, the Company is subject to a royalty payment of $0.25 per ton of ore milled and a net profits interest of 6-2/3% of the net proceeds of production if cumulative and aggregate cash flow for the year is positive. To date, the aggregate cash flow has been negative.

     (iii) HBMS has a profit-sharing plan, whereby 10% of the Company's after-tax earnings (excluding provisions for future income tax) calculated in accordance with Canadian generally accepted accounting principles for any given fiscal year will be distributed to all employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel. This expense has been accrued in these financial statements.

     (iv) The Company entered into a security agreement dated March 31, 1999 in favour of the Province of Saskatchewan in respect of its reclamation undertakings in Saskatchewan. As security for the implementation of decommissioning plans in respect of its undertakings in Saskatchewan, the Company has granted to the Province of Saskatchewan a first priority security interest in its mining equipment, buildings and fixtures and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. In addition, the Company has a security agreement dated May 7, 2004 in favour of the Province of Manitoba in respect of its reclamation undertakings in Manitoba. As security for the implementation of a decommissioning plan in respect of its undertakings in Manitoba, the Company has granted to the Province of Manitoba a first priority security interest in its mining equipment, buildings and fixtures owned by the Company and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. The security interests granted to the Provinces of Saskatchewan and Manitoba rank pari passu.

              The Company has substantially completed a study of reclamation costs. The Company believes the existing security provided is adequate and sufficient. However, the Company has provided additional security to the provinces in the form of a letter of credit in the amount of $13 million. Upon completion of the review of the study by the Provinces, the appropriate security may be reassessed.

     (v) In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions, such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications. Management estimates that there are no significant liabilities with respect to these indemnification guarantees.

     (vi) The Company has outstanding letters of credit in the amount of $35.2 million (including the above-mentioned amount for environmental reclamation).

     (vii) In 2003, the Company established a wholly-owned subsidiary, St. Lawrence Zinc Company LLC ("St. Lawrence"). St. Lawrence was incorporated in the State of New York for the purposes of acquiring the Balmat zinc mine ("Balmat"). On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York State. Total consideration paid consisted of a cash deposit of U.S. $1 million required to assume an environmental bond. In addition, contingent consideration, consisting of US $20 million, was provided for in connection with the acquisition. The contingent consideration will be accounted for as additional purchase price as the contingencies are resolved and the amounts payable become fixed and/or determinable. The contingent consideration is payable out of 30% of the net future cash flow from operations after allowing for reasonable capital and exploration expenditures. A further $5 million is payable if the monthly average special high grade settlement price of zinc, as quoted by The London Metal Exchange, averages $0.70 or greater during any consecutive 24-month period after the closing date and prior to the fifth anniversary of the date on which the seller receives payment of the $20 million.

     (viii) Pursuant to a Purchase Agreement dated February, 2002, the Company acquired from Regal Mines Limited certain properties and other assets located in Nova Scotia, including lead and zinc mining and milling operations (collectively the "Gays River"). A component of the purchase price was a 2% of net smelter return payable based on operations. The Company has entered into a letter of intent to sell its holding in Scozinc Limited to Acadian Gold Corporation for $7.5 million. The potential sales transaction with Acadian Gold Corporation of Halifax is subject to the satisfaction of certain conditions, including the provision of certain cash deposits, board approvals, the purchaser completing satisfactory financing agreements, due diligence, the entering into of a definitive sale and purchase agreement and receipt of all necessary regulatory approvals.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate the estimates periodically, including those relating to mineral reserve determinations, asset impairment, in-process inventory quantities, future income tax valuation reserves, asset retirement obligations, pension obligations and other employee future benefits. Actual results could differ from these estimates by material amounts.

MINERAL RESERVES AND MINERAL RESOURCES

Mineral reserves and mineral resources are estimated to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs as well as metal prices. The costs of mineral properties and mine development are capitalized and amortized by the unit-of-production basis based on related proven and probable mineral reserves.

IMPAIRMENT

The carrying value of our operating mines and plant and equipment is periodically reviewed for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded to write down the asset to its fair value.

IN-PROCESS INVENTORIES

In-process concentrates and metal inventory quantities comprise the majority of our inventories by value, and represent materials that are in the process of being converted into saleable product. Measurement of in-process inventories is based on assays of material received at our metallurgical plants and estimates of recoveries in the production processes. Realizable value of in-process inventories is estimated at financial statement dates and inventories are carried at the lower of cost and net realizable value.

FUTURE TAX ASSETS AND LIABILITIES

We use the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. We evaluate the carrying value of our future tax assets periodically by assessing its valuation allowance and by adjusting the amount of such valuation allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. Decommissioning costs are estimated and provided for, along with an identical decommissioning asset, when a new mine or plant is placed into commercial production. The decommissioning asset is amortized on a straight-line basis over the life of the mine or plant. Accretion costs are estimated and accrued over the life of each operating mine. The accrued amounts are increased by an annual interest component such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date.

In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from our estimates.

PENSIONS AND OTHER EMPLOYEE FUTURE BENEFITS

Our on-going health care benefit plans comprise the majority of post-retirement obligations. The obligations relating to these plans, together with pension plans maintained by us, are estimated based on actuarial determinations, which incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

DISCLOSURE CONTROLS

As of December 31, 2005 management has evaluated the effectiveness of the disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the disclosure controls and procedures were effective.

2006 OUTLOOK

The Company plans to focus on the following key areas for 2006:

o Growth opportunities

o Balmat re-opening

o Exploration

o Purchase of White Pine

o Divestiture of Scozinc

o Improve financial strength

o Relationship change with CMM

o 2006 expected production

GROWTH OPPORTUNITIES

In 2006, the Company will look at opportunities to identify and evaluate strategic growth, focusing on zinc but not to the exclusion of copper, precious metals or secondary products. Opportunities synergistic with the Company's fully vertically integrated operations will be of particular interest.

BALMAT RE-OPENING

HudBay decided to re-open its wholly owned Balmat mine and concentrator after completion of an internal feasibility study.

The Balmat zinc mine is strategically located near a multi-modal transportation system, which includes truck, rail and ocean transportation options for concentrate. Most of the mines production will be treated at the CEZ refinery close to Montreal, some 158 kilometres from the mine.

The Company plans to continue in-fill ore definition drilling, as well are extension drilling, to upgrade our mineral reserve and resource base. Drilling to date has shown good ore body consistency.

The Balmat mine has been maintained to a high standard while on care and maintenance since October 2001. It includes a 3,200 foot deep shaft, underground excavations to access the ore zones, extensive mining equipment and a 5,000 ton per day ore concentrator. Recovery of zinc to concentrate is expected to be 96%, producing a concentrate containing 55.5% zinc. At full production in 2008, the mine is expected to produce close to, approximately 60,000 tons of zinc metal in concentrate, which is planned to be processed at the CEZ Refinery in Quebec, with the capability for the Company to process 40% of the concentrate at its zinc plant in Manitoba.

Life of mine total unit zinc production costs, including concentrate treatment and capital expenditures, are expected average US $0.48 lb. (US $0.57 per lb. for 2006 to 2008, and US $0.43 per lb. thereafter).

At year end, we have hired approximately 100 permanent employees and have some 25 underground development and diamond drill contractors at site. Several of the professional skills were available in the mine area. At full production the mine is expected to have approximately 190 employees.

We expect Balmat's first ore in the second quarter of 2006 and then increasing to full production in 2008.

EXPLORATION

Our focus for 2006 is on exploration activities in the Flin Flon greenstone belt. In 2005, the Company raised $10 million through an issue of flow through common shares. This provided the funding for the $10 million planned expenditure during 2005 and Q1 2006 for exploration on its approximately 210,000 hectares of prime exploration land holdings in the Flin Flon greenstone belt. We plan to continue the $10 million per year program throughout 2006 and 2007.

Exploration includes targets that could feed the Snow Lake concentrator which is operating under capacity. HudBay has historically discovered 25 mines in the Flin Flon greenstone belt and further discoveries are an excellent opportunity for organic growth. The exploration program includes electromagnetic anomaly drill testing, drilling of known mineral deposits as well as drilling of structural reinterpretations of prior ore bodies. During the recent winter months, we had six diamond drills operating.

Exploration is being managed by Hudson Bay Exploration and Development Company Limited (HBED), a wholly owned subsidiary of HBMS.

Historically, the Flin Flon greenstone belt ore bodies, have grown by an average of 2.5 times the mineral reserve at commencement of mining. Further growth of ore bodies currently being mined is expected.

In addition, the company also expects to be exploring the approximate 20,000 hectares of land adjacent to its Balmat mine in New York State and its lead/zinc deposit, Tom Valley in the Yukon Territory, as well as its zinc holdings in Ontario and copper holdings in Chile.

PURCHASE OF WHITE PINE

On January 1, 2006, we completed the purchase of all the outstanding common shares of White Pine Copper Refinery Inc. (White Pine) for a total purchase price of US $13.0 million plus US $2.1 million in adjustments. The acquisition of this refinery, which processes all of the Company's anode copper into cathode quality copper, completes HudBay's vertical integration, provides a dedicated processing facility for our copper anodes, as well as lowers the Company's operating costs by approximately two cents per pound of copper processed. We expect to spend total of $5 million in capital expenditures for 2006.

DIVESTITURE OF SCOZINC

In December 2005, we announced we had entered into a letter of intent to sell Scozinc (Gays River's lead and zinc mineral property) to Acadian Gold Corporation for $7.5 million. The transaction is expected to be completed in 2006 subject to satisfaction of certain conditions.

RELATIONSHIP CHANGE WITH CMM

On January 1, 2006, the Company changed its relationship with CMM from a sales to an agency arrangement, whereby 100% of copper and precious metal inventory are owned by the Company until sold to customers. In the first half of 2006, the Company plans to convert the remaining products of zinc and zinc oxide under the same arrangement.

IMPROVE FINANCIAL STRENGTH

Early in 2006, our HBMS subsidiary received a commitment from the Bank of Nova Scotia to establish a revolving credit facility in the total amount of C $25 million. The Bank may consent to increasing the credit facility to C $50 million if the Company satisfies certain conditions.

As at year end we repurchased $19 million of the 9.625% US notes to reduce the outstanding amount of this debt to US $156 million. In 2006, the Company, may, from time to time, divert cash toward further debt reduction.

2006 EXPECTED PRODUCTION

Estimated production for 2006 is:



Zinc              TONNES                  120,000  to      140,000
Copper (1)        TONNES                   45,000  to       55,000
Gold              TROY OZ.                 85,000  to      100,000
Silver            TROY OZ.              1,000,000  to    1,300,000


----------
(1) Domestic copper production only.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the Company's future plans and objectives are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in documents that we have filed from time to time with the Canadian and other regulatory authorities.

Certain items of financial information in this MD&A, including free cash flow, operating cash flow per common share, unit operating expenses, and cash cost per pound of zinc, net of by-product credits, are non-GAAP measures and are furnished to provide additional information. As non-GAAP measures they neither have standardized meanings nor are they necessarily comparable with similar measures presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures are intended to provide investors with information about the cash generating capabilities of the Company's operations. HudBay uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

APPENDIX - HBMS PRODUCTION

A summary of production statistics for the fourth quarter of 2005, as well as year-to-date data, together with comparative information for 2004 is shown in the following table.

                                            QUARTER       QUARTER        QUARTER               YEAR          YEAR
                                              ENDED         ENDED          ENDED              ENDED         ENDED
                                            DEC 31,      SEPT 30,        DEC 31,            DEC 31,       DEC 31,
MINES:                                         2005          2005           2004               2005          2004
                                          ------------------------------------------------------------------------
777
      Ore             TONNES                308,099       279,258        245,695          1,093,683       975,895
      Copper             %                     2.28          2.28           2.54               2.24          2.89
      Zinc               %                     5.10          4.34           4.22               4.47          4.50
      Gold            G/TONNE                  2.06          2.18           2.03               2.11          2.27
      Silver          G/TONNE                 24.56         23.93          21.25              23.84         23.14


TROUT LAKE
      Ore             TONNES                214,982       210,802        226,630            858,751       916,097
      Copper             %                     1.79          1.29           1.36               1.39          1.46
      Zinc               %                     3.86          5.70           6.06               5.61          5.32
      Gold            G/TONNE                  1.32          1.57           1.47               1.47          1.46
      Silver          G/TONNE                 13.35         14.63          15.69              14.59         13.57

CHISEL NORTH
      Ore             TONNES                 80,995        87,090         83,158            336,731       327,853
      Zinc               %                     8.97          8.31           8.89               9.00          9.99

KONUTO (3)
      Ore             TONNES                 52,522        82,895         74,953            312,465       327,231
      Copper             %                     3.30          3.35           3.91               3.90          4.07
      Zinc               %                     2.36          2.07           2.13               1.81          2.08
      Gold            G/TONNE                  1.73          1.33           1.66               1.65          1.91
      Silver          G/TONNE                 11.46          8.32           9.71               9.17          9.61

TOTAL MINES:
      Ore             TONNES                656,598       660,045        630,436          2,601,630     2,547,076
      Copper             %                     1.94          1.83           1.97               1.89          2.18
      Zinc               %                     4.95          5.01           5.25               5.11          5.19
      Gold            G/TONNE                  1.59          1.65           1.57               1.64          1.70
      Silver          G/TONNE                 19.95         18.63          17.78              19.40         18.26


----------
(3) Konuto mine closed in the fourth quarter of 2005.

FOURTH QUARTER RESULTS

                                                      QUARTER     QUARTER    QUARTER            YEAR         YEAR
                                                        ENDED       ENDED      ENDED           ENDED        ENDED
                                                      DEC 31,    SEPT 30,    DEC 31,         DEC 31,      DEC 31,
CONCENTRATORS:                                           2005        2005       2004            2005         2004
                                                     -------------------------------------------------------------
FLIN FLON CONCENTRATOR:
      Ore                              TONNES         556,445     584,362    529,875       2,262,555    2,156,051
      Copper                              %              2.23        2.13       2.22            2.14         2.46
      Zinc                                %              4.32        4.44       4.71            4.53         4.50
      Gold                             G/TONNE           1.75        1.85       1.79            1.80         1.89
      Silver                           G/TONNE          19.01       18.19      17.48           18.15        17.33

      Copper Concentrate Produced      TONNES          49,465      48,763     47,081         188,851      208,961
          Grade                         % CU            23.99       23.94      22.95           23.82        23.60

      Zinc Concentrate Produced        TONNES          38,115      42,488     39,476         164,416      152,453
          Grade                         % ZN            52.15       51.40      50.76           51.51        50.42

      Copper recovery to Cu Conc          %              93.7        93.7       91.8            92.8         93.0
      Gold recovery to Cu Conc            %              72.5        71.8       79.5            74.9         69.6
      Silver recovery to Cu Conc          %              66.1        64.6       76.4            66.3         68.1

      Zn recovery to Zn Conc              %              81.2        84.1       80.2            82.6         79.2

SNOW LAKE CONCENTRATOR:
      Ore                              TONNES          82,729      83,570     85,580         331,427      327,853
      Zinc                                %              9.00        8.26       8.91            9.00         9.99

      Zinc Concentrate Produced        TONNES          14,118      13,058     14,431          56,646       61,825
          Grade                         % ZN            51.21       51.25      51.48           51.25        51.52

      Zn recovery to Zn Conc              %              97.1        96.9       97.4            97.3         97.3

                                                 QUARTER      QUARTER      QUARTER              YEAR         YEAR
                                                   ENDED        ENDED        ENDED             ENDED        ENDED
                                                 DEC 31,     SEPT 30,      DEC 31,           DEC 31,      DEC 31,
                                                    2005         2005         2004              2005         2004
                                              --------------------------------------------------------------------
SMELTER
COPPER CONCENTRATE TREATED
    Domestic                       TONNES         55,172       49,780       55,068           206,343      185,349
    Purchased                      TONNES         28,828       28,212       28,252           111,935       98,750
    Total                          TONNES         84,000       77,992       83,320           318,278      284,099

ZINC PLANT
ZINC CONCENTRATE TREATED
    Domestic                       TONNES         59,856       51,339       56,784           228,107      219,561
    Purchased                      TONNES              0            0            0                 0        3,488
    Total                          TONNES         59,856       51,339       56,784           228,107      223,049

METAL PRODUCED
FROM HBMS MINES
    Copper                         TONNES         13,822       11,538       12,557            49,179       43,653
    Zinc                           TONNES         30,485       25,733       28,323           114,557      108,404
    Gold                           TROY OZ.       25,311       22,759       26,220           100,144       77,611
    Silver                         TROY OZ.      264,259      205,144      240,336           916,810      696,454

FROM PURCHASED CONCENTRATES
    Copper                         TONNES          9,985        9,182        9,351            37,106       33,241
    Zinc                           TONNES             35           43           24               131        1,815
    Gold                           TROY OZ.          546          441          412             1,927        1,407
    Silver                         TROY OZ.      137,131      126,685      136,091           493,702      418,114

TOTAL METAL PRODUCED
    Copper                         TONNES         23,807       20,720       21,908            86,285       76,894
    Zinc                           TONNES         30,520       25,775       28,348           114,687      110,219
    Gold                           TROY OZ.       25,860       23,200       26,632           102,371       79,018
    Silver                         TROY OZ.      401,385      331,829      376,427         1,410,512    1,114,568

HBMS METAL SOLD (4)
    Copper                         TONNES         17,644       19,800       20,815            78,070       73,905
    Zinc, incl sales to Zochem     TONNES         29,598       29,500       27,973           114,682      111,319
    Gold                           TROY OZ.       21,783       21,800       25,403            95,511       75,578
    Silver                         TROY OZ.      358,434      309,500      343,144         1,321,784    1,054,998

----------
(4) The primary difference between Total Metal Produced and HBMS Metal Sold is related to the change in the contractual arrangement with CMM. See note on HudBay Agency Arrangement.